SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 19, 2006

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James Sinclair”

Date:   January 19, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673 Email: investors@tanrange.com

Form 20-F, File No. 0-50634
Trade Symbol:
   TSX:    TNX
   AMEX:  TRE
Vancouver Office:
Suite 1400 – 355 Burrard Street
Vancouver, B.C.  V6C 2G8
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915
Website:  www.tanrange.com

News Release -  January 19, 2006

Luhala Project Delivers More Encouraging Results for Tan Range

The Company is pleased to announce that it has received final assay results from the Reverse Circulation (RC) drilling program on its Luhala Gold Project in Tanzania.

Due to year-end overload at the SGS lab in Mwanza, Tanzania, results for the last 15 holes only became available in early 2006 and are presented in this news release. Initial results from the Luhala drill program were announced in a corporate news release on December 8, 2005.

According to James E. Sinclair, Chairman and CEO, “The latest results confirmed our expectations and serve to increase our confidence level in the project’s potential as we proceed to complete a 43-101 compliant resource calculation over the next few months.”

The Luhala drill program included 29 RC holes, representing some 2,140 metres of drilling, and was concluded in November of 2005. The 14 remaining holes at Kisunge Hill were drilled from the Kisunge Central and West Zones which now appear to join up. The next phase of drilling will attempt to fill in the gap between these two bodies which are approximately 150 metres apart.

Most of the holes drilled in the program were concentrated on the main mineralized zone at Kisunge Hill along drill fence lines ranging from 20 to 40 metres apart, with drill hole spacing averaging 25 metres. One of the holes was drilled at the new Kiginga target.

The mineralization at Kisunge Hill occurs as a series of thrusts, with gentle dips to the southeast. Alteration is typically in the form of iron and silica and the main host rocks are felsic to intermediate volcanics and argillite.

The drill program was designed to extend the main mineralized zone at Kisunge Hill, determine the morphology or distribution of the higher grade gold mineralization, produce a 3-D model of the mineralization for follow-up drilling and provide data for a mineral resource estimate.

“We remain highly optimistic about the long term potential at Luhala and have several other projects in the Lake Victoria Greenstone Belt that are beginning to mature and will hopefully produce tangible results in the coming year,” Sinclair said.

Significant results for Kisunge Central, Kisunge West and Kiginga are summarized in the tables below:

Kisunge Central:
Hole No.	From (metres)	To (metres)	Intercept (metres)	Gold g/t	Including
LRC-47	13	18	5	1.87	3m @ 2.83g/t
LRC-48	12	20	8	2.08	3m @ 4.52g/t
LRC-49	5	9	4	1.21
LRC-51	6	18	12	2.17	3m @ 4.30g/t
	25	28	3	1.59
LRC-52	1	13	12	1.12	3m @ 3.02 and 4m @ 3.49
LRC-53	2	12	10	1.80
LRC-54	14	18	4	0.98
LRC-55	6	10	4	2.21

Kisunge West:
Hole No.	From (m)	To (metres)	Intercept (metres)	Gold (g/t)	Including
LRC-56	22	35	13	1.79	6m @ 2.03g/t
LRC-57	21	36	15	1.38	2m @ 2.59g/t
LRC-58	11	20	9	1.43	2m @ 2.24g/t
LRC-59	26	31	5	1.53	2m @ 2.28g/t
	59	63 (end of hole)	4	3.78	1m @ 6.31g/t
LRC-60	34	40	6	2.56	3m @ 3.40g/t
	52	55	3	2.29

Kiginga Discovery

The mineralization at Kiginga was discovered during a Rotary Air Blast (RAB) program in late 2005 and forms a series of flat lying (-20º), stacked shears within an intermediate volcanic tuff. Thin quartz veins and hematite alteration are common occurrences within the shear zones. The one RC hole drilled at Kiginga returned the following results:

Kiginga Anomaly:
Hole No.	From (m)	To (metres)	Intercept (metres)	Gold (g/t)	Including
LRC-61	26	29	3	1.14
	32	35	3	1.96

Summary

In the interest of shareholders who are not conversant in the terminology of the minerals industry, Mr. Sinclair emphasizes that “the materiality of this release lies in the business plan of Tan Range which is to deal properties in exchange for pre-royalty rental income, the return of property-specific expenses, and the receipt of royalty income at production. As such, the generation of potential mineral resources on our holdings is a key factor in the maturing of the exploration process.”

“Our business plan directs us to pursue exploration work on a property to a point where a qualified company would consider it attractive to develop the property under a royalty agreement,” he added.

“Strict regulations governing resource company press releases require that they be focused on the language of the minerals industry which is often beyond the scope of the average investor. The materiality of this news release lies in the positive drill results returned from Luhala which the company considers to be quite encouraging.

The materiality of this news release is further supported by the fact that our exploration professionals employ state-of-the-art exploration protocols including a refined in-house application of biogeochemistry. We own our drilling equipment and have in-house drill crews. In fact, we are looking into expanding our RC/RAB drilling capacity and acquiring one or more diamond drill rigs as well.

It is my feeling that the price of gold will impact the value of our assets in Tanzania, leading to increased interest in our mineral property portfolio.

Tanzania is recognized internationally as a politically stable democracy (Source: The World Bank, IMF, UNESCO) and was recently recognized as such by President George W. Bush.

Tan Range has the largest portfolio of mineral licenses in the Lake Victoria Goldfields and Kagera/Kabanga Nickel belts and holds strategically-located licenses in the Mwadui diamond corridor.”

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tan Range. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05). He was personally on site during the majority of the RC drilling and supervised both logging and sampling.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania. Duplicates, Standards and Blanks were inserted in the sample stream sent to SGS. The duplicates have a positive correlation coefficient of 93.4%. In addition, 95% of the standards fall within the acceptable (5%) margins of error. The blanks are generally within acceptable limits, but 6 samples returned unacceptable levels between 0.01g/t and 0.25g/t. The blank is a local in-house granite blank, and these pulps will be re-analyzed to account for the errors.

Respectfully submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange nor American Stock Exchange have not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Kiginga Area
Kisunge Hill
Area of Detail
Luhala Hill
Kisunge Hill
Shilalo Hill
1205
1199
1312
1210
1218
1206
1229
505000 mE
509000 mE
9656000 mN
9654000 mN
9652000 mN
JICA/91
R14C-9
N
PL1451/00 Boundary
TAN RANGE EXPLORATION CORP.
Luhala Project Area
PL 1451/00
Kisunge Hill Location
Date:12/1/2006
Author:
Office: Mwanza
Drawing: G.K.G.
Scale: 1:25000
Projection: Kenya-Tanzania_ARC1960_Clarke1880
0 250 500 1000
metres

N
KISUNGE CENTRAL ZONE
KISUNGE NORTH EAST ZONE
KISUNGE SOUTH EAST ZONE
KISUNGE WEST ZONE
KISUNGE WEST EXTENSION
Trenches
Intervals of Anomalous Gold Values in Trenches
Drill Hole Collars
LRC-47
LRC-48
LRC-49
LRC-50
LRC-51
LRC-52
LRC-53
LRC-54
LRC-55
LRC-56
LRC-57
LRC-58
LRC-59
LRC-60
1,220
1,245
1,265
1,275
1,280
1,285
1,290
1,295
1,300
TAN RANGE EXPLORATION CORP.
Kisunge Hill Detail
RAB & RC
Drill Hole Collars
Date:12/1/2006
Author:
Office: Mwanza
Drawing: G.K.G.
Scale: 1:5000
Projection: Kenya-Tanzania_ARC1960_Clarke1880
0
75
150
300
metres